EXHIBIT B (1)

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. HOLDERS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS. THESE SECURITIES HAVE BEEN ISSUED OR SOLD IN RELIANCE ON SECTION 10-5-9 OF THE GEORGIA SECURITIES ACT OF 1973, AS AMENDED, AND MAY NOT BE SOLD OR TRANSFERRED EXCEPT IN A TRANSACTION WHICH IS EXEMPT UNDER SUCH ACT OR PURSUANT TO AN EFFECTIVE REGISTRATION UNDER SUCH ACT.

AMENDED AND RESTATED

CONVERTIBLE SECURED PROMISSORY NOTE

$2,000,000.00	June 16, 2004

Subject to the terms and conditions of this Amended and Restated Convertible Secured Promissory Note (this “Note”), for good and valuable consideration received, CROWN ANDERSEN INC., a Delaware corporation (the “Company”), promises to pay to the order of MICHAEL P. MARSHALL, a Wyoming resident, or permitted assigns of this Note (the “Holder”), the principal amount of TWO MILLION AND NO/HUNDREDTHS DOLLARS ($2,000,000.00), together with accrued and unpaid interest on the Maturity Date (as defined below) unless otherwise Converted (as defined below) as provided herein.

Interest shall accrue on the outstanding principal balance of this Note from time to time, at a rate of eight percent (8%) per annum, compounded annually, from the date hereof until paid or Converted. All computations of interest shall be made by the Holder on the basis of a year of 360 days for the actual number of days (including the first day but excluding the last day) occurring in the period of which such interest is payable.

This Note is the Secured Note referred to in the Loan and Security Agreement dated as of March 1, 2004, by and between the Company and the Holder, as amended by that certain First Amendment to Loan and Security Agreement of even date herewith (as amended, supplemented or otherwise modified from time to time, the “Loan and Security Agreement”), and Holder is entitled to the benefits thereof. Capitalized terms used but not defined herein shall have the meaning set forth in the Loan and Security Agreement.

This Note may be prepaid by the Company in whole or in part without penalty upon no less than thirty (30) days prior written notice to Holder, subject to Holder’s right of Conversion set forth in Section 2.

The following is a statement of the rights of the Holder of this Note and the terms and conditions to which this Note is subject, and to which the Holder, hereof, by the acceptance of this Note, agrees:

1. Payment Obligation.

1.1 Maturity. The term “Maturity Date” shall mean August 26, 2005, unless extended either (i) in the sole discretion of the Holder or (ii) as set forth in this Note. Except as set forth in this Section 1, the outstanding principal and accrued but unpaid interest hereunder shall be converted into securities of the Company in accordance with Section 2 hereof (any such conversion being hereinafter referred to as a “Conversion”, “Convert” or “Converted”) on the earlier to occur of: (A) the Maturity Date, (B) the closing of the Series A Preferred Stock equity financing contemplated in accordance with the term sheet attached hereto as Exhibit “A” (“Planned Financing”), or (C) the closing of an equity financing transaction after the date hereof other than the Planned Financing with proceeds to the Company of at least $1,000,000 excluding the principal and interest hereunder (“New Financing”).

1.2 Extension of Maturity Date. Until this Note is Converted or is due and payable as set forth in Section 1.3, the Maturity Date shall be extended in 30 day increments if that certain matter filed by the Georgia Gulf Corporation against Andersen 2000 on October 16, 1996 in the state of Louisiana entitled Georgia Gulf Corporation v. Andersen 2000 Inc. (“Georgia Gulf Litigation”) has not been resolved or settled until such time as such matter has been resolved or settled and the judgment related to such resolution or settlement has been entered and such judgment shall have become final and non-appealable (“Final Resolution”); provided, however, the final Maturity Date under such extensions shall be the 30th day after the date of Final Resolution. Notwithstanding the foregoing, in no event shall the Maturity Date be extended past February 27, 2006.

1.3 Payment Due and Payable. Unless Converted, all unpaid principal, together with the accrued but unpaid interest thereon and all other amounts due hereunder to the date of payment, shall be due and payable to Holder on the earlier to occur of: (i) the completion of a Liquidation or Sale of the Company (as such terms are defined in Section 1.5 below) (each, a “Liquidating Event”), (ii) an Event of Default in which the Holder elects to declare the principal and accrued but unpaid interest due and payable or (iii) the Maturity Date. The term Liquidating Event shall not include a transaction in which the Company is taken private and is no longer a publicly traded company.

1.4 Method of Payment. All payments of principal or interest under Section 1.3 shall be made in U.S. dollars, via wire or certified check, which, if by certified check, shall be personally delivered at the address of the Holder or sent via registered or certified mail, return receipt requested, to the address of the Holder (as set forth below or as may be changed in accordance with Section 7 hereof). Notwithstanding the foregoing, at the option of the Holder, if the Company receives noncash proceeds in connection with a Liquidating Event and has insufficient cash to pay all amounts due hereunder, such noncash consideration shall be applied to repayment of amounts due hereunder. The value of such noncash consideration shall be mutually agreed to by the Board of Directors of the Company and the Holder.

1.5 Definitions. The term “Liquidation” shall mean a liquidation, dissolution or winding up of the Company, whether voluntary or involuntary The term “Sale of the Company” shall mean any of the following: (a) a merger or consolidation of the Company into or with any other Person or Persons who are not Affiliates of the Company or a single transaction or a series of transactions, whether or not such transactions are related, in which the shareholders of the Company immediately prior to such merger, consolidation, transaction or first of such series of transaction possess less than a majority of the Company’s issued and outstanding voting capital stock immediately after such merger, consolidation, transaction or series of such transactions; or (b) a single transaction or series of transactions, whether or not such transactions are related, pursuant to which a Person or Persons who are not Affiliates of the Company acquire all or substantially all of the Company’s assets determined on a consolidated basis

2. Conversion.

2.1 Process. Holder shall Convert the outstanding principal and accrued but unpaid interest hereunder into shares of preferred stock of the Company with preferences, terms, limitations and rights acceptable to Holder and consistent with the term sheet for the Planned Financing (“Preferred Stock”), either upon the earlier to occur of: (A) the Maturity Date, (B) the closing of the Planned Financing, or (C) the closing of a New Financing. The Company shall provide Holder with written notice prior to the closing of a New Financing and the number of shares of Preferred Stock that Holder shall receive upon such Conversion shall be equal to the quotient of (x) the outstanding principal and accrued but unpaid interest hereunder, divided by (y) the lesser of (i) $2.00 (subject to adjustment for any stock split, stock dividend, recapitalization, reverse stock split or combination that materially affects the number of shares of capital stock of the Company issued and outstanding as of the date hereof) or (ii) the price at which each share of Preferred Stock is sold in the New Financing. The closing of the Planned Financing shall occur upon the mutual agreement of the Company and the Holder or upon written notice to the Company of an election by Holder to Convert this Note in which case the Conversion shall occur within ten (10) days of the Company’s receipt of such notice. The number of shares of Preferred Stock that Holder shall receive on a Conversion upon the Maturity Date or the closing of the Planned Financing shall be equal to the quotient of (x) the outstanding principal and accrued but unpaid interest hereunder, divided by (y) $2.00 (subject to adjustment for any stock split, stock dividend, recapitalization, reverse stock split or combination that materially affects the number of shares of capital stock of the Company issued and outstanding as of the date hereof). Notwithstanding the foregoing, Holder shall have the option not to Convert upon the Maturity Date or the closing of a New Financing unless the Georgia Gulf Litigation has been resolved to the satisfaction of Holder.

2.2 Shares. In connection with a Conversion, the Company covenants and agrees to take any and all actions as may be necessary or reasonably requested by the Holder to amend its Articles of Incorporation so that an adequate number of shares of Preferred Stock will be authorized and available to effect such Conversion and shall take all other actions necessary or reasonably requested by the Holder to ensure that such shares of Preferred Stock when issued are fully paid, non-assessable and free of preemptive rights.

3. Default and Remedies. Upon occurrence of an Event of Default, the Company shall have all of the remedies set forth in Section 10.2 of the Loan and Security Agreement. Upon the occurrence of an Event of Default, interest shall accrue on the outstanding principal of this Note so long as such default continues at fifteen percent (15%) interest per annum. Notwithstanding anything in Section 2 to the contrary, during such time in which the Company is in default of this Note, Holder shall be entitled to Convert this Note in accordance with Section 2 hereof. All such interest shall be paid at the time of and as a condition precedent to the curing of any default. Time is of the essence of this Note.

4. No Fractional Shares. No fractional shares will be issued upon Conversion. Any fractional share to which the Holder would otherwise be entitled will be rounded to the nearest whole number of shares of Preferred Stock.

5. Assignment. This Note may not be assigned by the Company. The rights and obligations of the Company and the Holder will be binding upon and inure to the benefit of the successors, assigns, heirs, administrators and transferees of the parties.

6. Waiver and Amendment. Presentment for payment, demand, protest and notice of demand, protest and non-payment and all other notices are hereby waived by the Company. The acceptance of any amount past due or of less than the full amount due, shall not be construed as a waiver of any default, a novation of this Note or a waiver of the right of the Holder thereafter to insist upon strict compliance with the terms of this Note without previous notice of such intention being given to the Company. Any provision of this Note may be amended, waived or modified only upon the written consent of the Company and the Holder.

7. Notices. Any notice, request or other communication required or permitted hereunder must be provided as set forth in Section 12.8 of the Loan and Security Agreement.

8. Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of Georgia, excluding that body of law relating to conflict of laws.

9. Headings; References. All headings used herein are used for convenience only and will not be used to construe or interpret this Note. Except where otherwise indicated, all references herein to Sections refer to Sections hereof.

10. Usury. It is the express intention of the Company and holder that nothing provided herein shall be interpreted or construed to reserve, charge or take, or to contract to reserve, charge or take, interest violating any applicable usury law. In no event shall interest under this Note, however denominated, characterized or computed, exceed the amount permitted under applicable law as the law so exists or as the law may be changed in the future to allow higher rates of interest. The Company and the Holder agree that any sum reserved, charged or taken by Holder, or contracted to be reserved, charged or taken by Holder, which (but for this Section 10) would be deemed interest in violation of applicable usury laws, shall by virtue of this paragraph, and for all purposes under this Note, be deemed to be comprised of two components, one equal to the highest amount of interest permitted under applicable usury law (as the law now exists or as the law may be changed in the future to allow higher rates of interest), and the remainder constituting a contracted for principal payment (without penalty) on the date made.

11. Replacement of Note. On receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note, and, in each case of loss, theft or destruction, delivery of an indemnity agreement reasonably satisfactory in form and substance to the Company or, in the case of mutilation, on surrender and cancellation of this Note, the Company at its expense shall execute and deliver, in lieu of this Note, a new note of like tenor.

12. Security. This Note is secured in accordance with the Loan and Security Agreement.

13. Amended and Restated Note. This Note amends and restates in its entirety all the provisions, terms, conditions, debts, obligations, and liabilities contained in that certain Convertible Secured Promissory Note in the original principal amount of $1,000,000.00 dated March 1, 2004, executed by the Company in favor of the Holder (the “Original Note”). This Note provides for an increase in the aggregate principal amount from $1,000,000.00 to $2,000,000.00. The recitations, covenants, terms and conditions of this Note shall control in the event of conflict between the terms and conditions hereof and those set forth in the Original Note.

IN WITNESS WHEREOF, the parties have caused this Note to be issued as of the date first written above.

HOLDER:		COMPANY:

MICHAEL P. MARSHALL		CROWN ANDERSEN INC., a Delaware Corporation

/s/ Michael P. Marshall	(SEAL)	By:	/s/ Jack D. Brady	(SEAL)
Jack Brady, Chief Executive Officer

Address:		Address:

P. O. Box 20000		306 Dividend Drive
Jackson, Wyoming 83001		Peachtree City, Georgia 30269

EXHIBIT “A”

Series A Preferred Stock Equity Financing Term Sheet

CONFIDENTIAL	February 17, 2004

Memorandum of Terms for Private Placement of Equity Securities

in

Crown Andersen, Inc (the “Company”)

Introduction

This Term Sheet is not intended to be, or to evidence, any legally binding agreement or commitment, except as set forth below in the sections entitled Publicity, Access to Information and Exclusivity.

Proposed Private Placement

The Company and Michael P. Marshall (“MPM”) propose a private placement of shares of Series A Convertible Preferred Stock (the “Preferred Stock”) on the following terms:

Amount:	$2,000,000

Type of Security:	Series A Convertible Preferred Stock

Per Share Price:	The share price will be 125% of the share price contained in the proposal, if that proposal is submitted by 8:00 PM EST today, my price being subject to a minimum of $2.00 and a maximum of $3.00.

Investor:	MPM

Conversion Rights:	Over the life of the security, each share of Preferred Stock is convertible at the option of the holder initially into 1 share of Common Stock. The conversion ratio is subject to anti-dilution provisions.

Dividends:	The holders of the Series A Preferred Stock shall be entitled to receive dividends on each share outstanding of the Preferred Stock at an annual rate equal to 8% if and when declared by the Board of Directors. If any dividend is declared on the Common Stock, which action requires consent of a majority of the holders of the Preferred Stock, the holders of the Preferred Stock will be entitled to receive dividends pari passu out of the legally available funds as if each share of Preferred Stock had been converted to Common Stock.

Liquidation Preference and Participation:	In the event of any liquidation or winding up of the Company prior, the holders of the Preferred Stock are entitled to receive in preference to the holders of the Common Stock an amount equal to the Original Purchase Price of the Series A Convertible Preferred Stock plus any declared and unpaid dividends. The remaining proceeds, if any, would be shared by the Preferred Stockholders and the Common Stock on an as if converted basis. A consolidation or merger of the Company where shareholders of the Company do not continue to hold at least 50.1% interest in the successor entity, or a sale of all or substantially all of the Company’s assets, shall be deemed to be a liquidation or winding up for purposes of the liquidation preference.

Voting Rights:	Each holder of Preferred Stock is entitled to that number of votes on all matters presented to shareholders equal to the number of common shares issuable upon conversion. In the alternative, each share of Preferred Stock initially conveyed to the holder pursuant to this sale of Series A Convertible Preferred Stock shall have such voting rights as are required to vest in the holder those voting rights in the Company, in the aggregate, equal to no less than fifty point one percent (50.1%) of the total voting rights of the stockholders of the Company. MPM shall, immediately prior to the purchase of the Series A Convertible Preferred Stock, certify in writing to the Company the number and class of shares in the Company held by him and his affiliates at that time, as well as the number of shares to result from the conversion of Bridge Financing debt.

Use of Proceeds:	The Series A proceeds shall be used principally for expansion capital and for general working capital purposes

Board of Directors:	The Company’s Board of Directors will consist of five (5) members. The Common Shareholders have the right to appoint two (2) members and MPM has the right to appoint three (3) members.

“No shop” Clause:	Until the earliest to occur of March 15, 2004, the initial closing of the sale of
Preferred Stock, or the mutually agreed abandonment of the proposed transaction, the Company agrees not to discuss potential financings, mergers or acquisitions without the consent of MPM.

Closing Date:	Initial Funding February 27, 2004, Final Funding – upon completion of privatization

Publicity:	No press release notice, disclosure or any other publicity concerning the proposed transaction shall be issued, given or disseminated by either party without the approval of the other party

Access to Information:	Pending execution of a Purchase Agreement, the Company shall provide complete access to all contracts, financial statements, records, and other material necessary to complete due diligence, subject to my maintaining the confidentiality of such materials.

Expenses:	Upon successful completion of the offering, the Company will pay at the Closing all reasonable out-of-pocket expenses (including, but not limited to legal and transaction fees).

Purchase Agreement:	The investment shall be made pursuant to a Series A Convertible Preferred Stock
Purchase Agreement and other related agreements reasonably acceptable to me and to the Company. Such agreements shall include in addition to the provisions herein: (i) various traditional provisions, including representations and warranties,
(ii) use of proceeds, (iii) Employment Agreements with various key executives,
(iv) indemnifications, (v) registration rights, (vi) anti-dilution provisions and other protective provisions and (vii) certain affirmative and negative covenants.

Conditions to Closing:	The consummation of the proposed transactions will be subject to fulfillment of the following conditions:

	1.	Delivery of audited financials for the previous three fiscal years and an operating plan covering the next three fiscal years, which is acceptable to MPM.

	2.	Satisfactory completion of business and financial due diligence by MPM (substantially complete).

	3.	Execution of definitive agreements satisfactory to MPM legal counsel.

	4.	Delivery of an opinion of independent legal counsel to the Company satisfactory to legal counsel to MPM.

Nature of Term Sheet:	This term sheet is not legally binding and is subject to completion of due diligence provided, however, that the provisions designated “No-Shop Clause”, “Publicity” and “Access to Information” shall be legally binding upon and enforceable against the Company. This term sheet (i) shall be governed by the laws of the State of Georgia, (ii) may not be amended or modified except by an instrument in writing signed by each of the parties hereto and (iii) may be executed in one or more counterparts.